UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

VISTAGEN THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
92840H202
(CUSIP Number)
January 24, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 92840H202	Page 2 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 92840H202	Page 3 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 92840H202	Page 4 of 13

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 92840H202	Page 5 of 13

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 92840H202	Page 6 of 13

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 92840H202	Page 7 of 13

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,614,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,614,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,614,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON IN

 SCHEDULE 13G

CUSIP NO. 92840H202	Page 8 of 13

Item 1.

(a)	Name of Issuer:

VistaGen Therapeutics, Inc., a Nevada corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

343 Allerton Avenue
South San Francisco, California 94090

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410
Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 92840H202	Page 9 of 13

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number:

92840H202

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 92840H202	Page 10 of 13

Item 4.	Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class[2]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	4,614,602	9.62%	0	4,614,602	0	4,614,602
Lincoln Park Capital, LLC	4,614,602	9.62%	0	4,614,602	0	4,614,602
Rockledge Capital Corporation	4,614,602	9.62%	0	4,614,602	0	4,614,602
Joshua B. Scheinfeld	4,614,602	9.62%	0	4,614,602	0	4,614,602
Alex Noah Investors, Inc.	4,614,602	9.62%	0	4,614,602	0	4,614,602
Jonathan I. Cope	4,614,602	9.62%	0	4,614,602	0	4,614,602

1	Represents (i) 2,814,602 shares of Common Stock purchased by LPC Fund directly from the Issuer in a registered public offering of Common Stock on January 24, 2020 (the “January 2020 Public Offering”), (ii) 800,000 shares of Common Stock acquired by LPC Fund on December 19, 2019, at a price of $0.50 per share, upon exercise of Common Stock purchase warrants that were purchased by LPC Fund directly from the Issuer in a private placement transaction completed on August 10, 2018 (the “August 2018 Warrants”), and (iii) 1,000,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a private placement transaction completed on December 31, 2017 (the “December 2017 Warrants”). The December 2017 Warrants are currently exercisable at a price of $1.50 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the December 2017 Warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expire on December 13, 2022. The amount beneficially owned excludes 2,814,602 shares of Common Stock underlying Common Stock purchase warrants (the “January 2020 Warrants”) that were purchased by LPC Fund from the Issuer on January 24, 2020 in a private placement transaction completed concurrently with the January 2020 Public Offering, because the January 2020 Warrants cannot be exercised prior to July 24, 2020 (the “Initial Exercise Date”), which is more than 60 days after the date this statement was filed with the Securities and Exchange Commission (the “SEC”). The January 2020 Warrants may be exercised for a period of five years following the Initial Exercise Date at an exercise price of $0.73 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap. The December 2017 Warrants and the January 2020 Warrants each include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the warrant holder.

2	Based on information contained in the Issuer’s final prospectus supplement dated January 24, 2020 to the Issuer’s prospectus dated September 30, 2019, filed with the SEC on January 24, 2020, there were a total of 47,963,042 shares of Common Stock outstanding as of January 24, 2020, which number of outstanding shares includes (i) the 2,814,602 shares of Common Stock that were purchased by LPC Fund directly from the Issuer on January 24, 2020 in the January 2020 Public Offering and (ii) the 800,000 shares of Common Stock acquired by LPC Fund on December 19, 2019 upon exercise of the August 2018 Warrants, and assumes all 1,000,000 shares of Common Stock currently underlying the December 2017 Warrants were outstanding as of January 24, 2020, but does not assume the 2,814,602 shares of Common Stock currently underlying the January 2020 Warrants are outstanding on such date, because the January 2020 Warrants cannot be exercised prior to the Initial Exercise Date of July 24, 2020, which is more than 60 days after the date this statement was filed with the SEC.

SCHEDULE 13G

CUSIP NO. 92840H202	Page 11 of 13

As of January 29, 2020, LPC Fund beneficially owned, directly, the following securities of the Issuer: (i) 4,614,602 shares of Common Stock, consisting of (A) 2,814,602 shares of Common Stock purchased by LPC Fund directly from the Issuer in the January 2020 Public Offering, (B) 800,000 shares of Common Stock acquired by LPC Fund on December 19, 2019, at a price of $0.50 per share, upon exercise of the August 2018 Warrants, and (C) 1,000,000 shares of Common Stock currently underlying the December 2017 Warrants, which warrants were outstanding as of January 24, 2020; (ii) December 2017 Warrants to purchase up to 1,000,000 shares of Common Stock, which are currently exercisable at a price of $1.50 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap, which December 2017 Warrants expire on December 13, 2022; and (iii) January 2020 Warrants to purchase up to 2,814,602 shares of Common Stock at a price of $0.73 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap, which January 2020 Warrants are not exercisable until the Initial Exercise Date of July 24, 2020. Pursuant to Rule 13d-3(d)(1)(i) under the Act, as of January 29, 2020, LPC Fund does not beneficially own the 2,814,602 shares of Common Stock underlying the January 2020 Warrants purchased by LPC Fund from the Issuer on January 24, 2020 in the private placement transaction completed concurrently with the January 2020 Public Offering, because the January 2020 Warrants cannot be exercised prior to the Initial Exercise Date of July 24, 2020 and, therefore, none of the shares of Common Stock underlying the January 2020 Warrants may be acquired by LPC Fund within 60 days of the date this statement was filed with the SEC. After the Initial Exercise Date, the January 2020 Warrants may be exercised for a period of five years thereafter, at an exercise price of $0.73 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the warrant holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. The December 2017 Warrants and the January 2020 Warrants each include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act is not available to the warrant holder.

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 92840H202	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 92840H202	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2020

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the Common Shares of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 29, 2020.

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President